

December 19, 2011

Via E-mail
Christopher D. Brady
President
Chart Acquisition Corp.
c/o The Chart Group, LLC
75 Rockefeller Plaza, 14th Floor
New York, NY 10019

      Re: Chart Acquisition Corp.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed December 13, 2011
              File No. 333-177280

Dear Mr. Brady:

We have reviewed your responses to the comments in our letter dated December 5, 2011 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

The Offering, page 6

Proceeds to be held in trust account, page 11

1. We note your response to our prior comment 7 and reissue in part. Please revise to disclose the factors management would consider in deciding to liquidate the trust account and cease pursuing a business combination prior to the expiration of the 21 month period.

Exhibit 5.1

2. Please revise paragraph 3 to opine that the warrants will be legally or validly issued as opposed to duly issued or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP